WOODSIDE

BEST AVAILABLE COPY

29 September 2004

04045399

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Documents to be sent to security holders, lodged with the Australian Stock Exchange on 27 September 2004;
- 2004 Half Yearly Report, lodged with the Australian Stock Exchange on 27 September 2004;
- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 28 September 2004;
- WA-313-P (Polkadot-1), lodged with the Australian Stock Exchange on 28 September 2004;
- Woodside and Dana Petroleum – Heads of Agreement, lodged with the Australian Stock Exchange on 29 September 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 10/7

MONDAY, 27 SEPTEMBER 2004
9:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

DOCUMENTS TO BE SENT TO SECURITY HOLDERS

Woodside Petroleum Ltd. wishes to advise that the 2004 Half Yearly Report is currently being mailed to those shareholders who have elected to receive the Report.

A copy of the above mentioned document will be lodged with the ASX following this announcement and will also be available on Woodside's website at www.woodside.com.au.

2004 Half Yearly Report



WOODSIDE



While celebrating our proud history, Woodside's assets and efforts are firmly focussed on our mission of creating

outstandin

and

shareholder wealth

while conforming to our core value of:

- strong performance
-
- integ
- initiative and accountabi
- creativity and enterprise
- working together





Safety
Total Recordable Case Frequency
Per million hours worked
8
6
4
2
0
6.8
5.4
03
04



Product Volumes
MMboe
40
30
20
10
0
30.7
31.2
28.0
28.2
03
04
Production
Sales



Net Profit After Tax
(before Significant Items)
A$ million
400
300
200
100
0
272.2
351.0
03
04



Net Debt
US$ million
1000
750
500
250
0
850
800
03
04



Interim Dividend
Cents per share
30
20
10
0
21
27
03
04



Net Operating Cash Flow
A$ million
600
500
400
300
200
100
0
568.6
539.4
03
04



Expensed exploration of A$98.7 million (before tax) was down 43% due to a decreased activity level in the period compared to 1H 2003. Prior period acquisition costs of A$10.9 million have been expensed in the 1H 2004 following decisions relating to commerciality of carried fields, in the 1H 2003 prior period expenditure was larger at A$49 million.

Depreciation of A$136.0 million was up 20% due to increased depreciation on specific assets after reassessment of useful life. This increase includes a once-off change reflecting the impact on operating assets of the Goodwyn Low Pressure Train project.

Tax expense on operating profit before significant items increased by A$25.6 million to A$190.2 million primarily due to the increased profit result. The effective tax rate of 35.1% (1H 2003: 37.7%) is marginally lower given the proportionate impact of relatively reduced overseas exploration activities in the 1H 2004.

At June 30, net debt was US$284.3 million (1H 2003: US$824.2 million). Total outstanding debt stood at US$800 million, comprising three unsecured US dollar denominated bond issues. As of the reporting date, the group had US$465 million undrawn borrowing capacity within its bilateral loan and revolving credit facilities plus a A$300 million undrawn commercial paper, medium-term note program.

Production Performance

The 1H 2004 production of 28 million barrels of oil equivalent (MMboe) was 9% less than the 30.7 MMboe of 1H 2003, due to expected natural field decline. Woodside anticipates that the full-year production for 2004 will be similar to the previously disclosed aspirational target of 58 MMboe.



Health, Safety and Environment

Woodside's safety performance during the period improved with the Company's total recordable case frequency (all injuries more serious than first aid cases, including lost time injuries) at 5.4 per million hours worked. This was a 20.5% improvement from the rate of 6.8 recorded in the 1H 2003. In addition, the Supply Operations division worked 3 million hours without injury in June 2004.

During the 1H 2004, Woodside was awarded the APPEA Safety Award for improvements in 2003. Improvements were achieved via improved systems and processes, increased hazard reporting, implementation of behavioural-based observation programs and enhanced safety leadership and accountability.

Health performance remained relatively steady during the period, with Total Recordable Occupational Illnesses at 1.4 for each million hours worked, compared with 1.3 in the 1H 2003.

Woodside's environmental performance improved in the 1H 2004, with two Reportable Environmental Incidents to the end of June (1H 2003: 15 incidents). This improvement is related to a reduction in offshore facility shutdowns and improved Operator focus. A significant reduction in emissions from the Karratha Onshore Gas Plant has been achieved via the change-out of solvent in LNG Train 1. The change-out [illegible] LNG Trains is expected to be completed in [illegible]



- **Oil**

  As at 30 June 2004, 0.895 MMboe had been sold forward using floating to fixed price swaps with varying maturities out to January 2005 at a weighted average West Texas Intermediate (WTI) price of US$21.63 per barrel. The mark-to-market valuation was a loss of A$18.6 million at 30 June 2004, compared to a loss of A$53.2 million as at 30 June 2003. The amount sold forward equates to 2% of identified barrels of oil equivalent exposure over this period and approximately 1% of forecast production. There are no hedges in place beyond January 2005.

- **Currency**

  As at 30 June 2004, US$130.3 million was hedged using forward exchange contracts with varying maturities out to April 2006 at an average rate of 0.5394 and a mark-to-market valuation of a gain of A$40.1 million, compared to a gain of A$49.0 million at 30 June 2003.

Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of spreading its borrowing, maintaining a spread of maturities, and achieving a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and, where appropriate, the use of derivative instruments which consist of primarily fixed-to-floating rate swaps.





The Ohanet Joint Venture received maximum US$ revenue entitlement for the six months to June 2004. This was the first full half-year of operation and Woodside's condensate production entitlement for the period was 417,992 barrels which delivered sales revenue of A$24.6 million.

Crude Oil

Production volumes from the NWS Venture facilities in the 1H 2004 was 2,876,569 barrels (1H 2003: 3,272,308 barrels) due to natural field decline and unplanned shutdowns. Crude oil sales volume for the period was 3,141,882 barrels (1H 2003: 3,871,214 barrels). Woodside's revenue during this period was A$154.3 million (1H 2003: A$180.0 million) reflecting lower volumes.

Woodside's Laminaria-Corallina crude oil production for the reporting period totalled 3,102,044 barrels (1H 2003: 4,697,671 barrels). This 34% decrease was due to natural field decline, a lower than expected result from the Corallina-2 sidetrack and a facility maintenance shutdown of 12 days. Laminaria-Corallina crude oil sales volume for the 1H 2004 totalled 3,377,926 barrels (1H 2003: 4,492,989 barrels). Consequently, revenue in the 1H 2004 was A$154.6 million (1H 2003: A$186.0 million).

Legendre production in the 1H 2004 was 1,672,446 barrels (1H 2003: 2,097,574 barrels). The drilling and successful commissioning in late June of the infill well Legendre North 5H (LN-5H) partially lifted production and offset natural reservoir decline. Woodside's Legendre crude sales during the period were 1,570,247 barrels (1H 2003: 2,282,463 barrels). Revenue for the period was A$76.6 million (1H 2003: A$102.2 million).





Review of Operations

Australia and the Timor Sea

- NWS Venture

Domgas and LNG

(Woodside 50% and 16.67% respectively)

LNG sales and purchase agreements were signed with Chubu Electric Power Company, Inc for the annual supply of 0.6 million tonnes of LNG for 15 years, starting in 2009 and with Kansai Electric Power Company, Inc for 0.5 million tonnes a year between 2009 and 2014, lifting to 0.925 million tonnes a year between 2015 and 2023.

A gas sales and purchase agreement was signed with Western Power Corporation for a total of 700 petajoules of gas. The Western Power contract extends to the end of 2022 or until the 700 petajoules of gas is consumed, whichever comes first.

LNG Expansion Project

The LNG Expansion project includes the development of a 4.2 million tonne per annum fourth Train at the Karratha Gas Plant and a second gas trunkline between the NWS Venture's offshore production facilities and onshore gas plant.

Gas began flowing to shore through the Venture's new second offshore trunkline in February and was followed, in April, by the arrival and loading of the Venture's ninth LNG carrier, *Northwest Swan*.

Gas was introduced into the front end of Train 4 in June and will progress through the train as construction and commissioning is complete. As at mid-July 2004, the construction phase of Train 4 was 98% complete and commissioning was 95% complete. Total estimated expansion project costs remained at A$2.7 billion.



Perseus-over-Goodwyn Gas Project

The Perseus-over-Goodwyn gas project will make use of spare Goodwyn production capacity as it becomes available. To that end, the NWS Venture is considering a subsea tieback of the Perseus reservoir to the Venture's Goodwyn A platform. The joint venture is also considering the development of the liquids-rich Searipple gas field as a potential Goodwyn tieback. A final investment decision by Woodside and its co-venturers is expected by early 2005, with the project aiming for start-up in 2007.

Angel Gas Field Development

The Venture is also considering plans for the basis of design of the liquids-rich Angel gas field development (WA-3-L) to be completed in early 2005, with a final investment decision planned for the second half of 2005. Production from Angel is likely to start in 2008 and has already been accounted for in the Woodside production projection that has been disclosed to the market.

Legendre

WA-20-L – Woodside 45.94%, Operator

Production following the successful drilling and completion of the Legendre North-5H (LN-5H) infill well was in line with expectation. At the end of June 2004, production was averaging 33,810 barrels per day (Woodside share 15,535 bbl/d). Before LN-5H well completion, the field was producing about 20,000 bbl/d.



- **Blacktip Gas Project**
  WA-279-P, WA-313-P, WA-278-P, NT/P57 – Woodside 53.85%, 50%, 35%, 66.7% respectively, Operator

  In June 2003, a heads of agreement was signed by Woodside, Eni Australia B.V. and Alcan Gove Pty Ltd for the supply of 40 petajoules of natural gas a year from the Blacktip gas field to Alcan's Gove alumina and bauxite refinery in the Northern Territory. The agreement is conditional on project approvals, all regulatory approvals and the construction and operation of the 940 kilometres onshore gas pipeline from the Joseph Bonaparte Gulf to Alcan's plant at Gove. The Blacktip project approval is now expected in the second quarter of 2005 (previously last quarter 2004) primarily because of the delay to the timetable for the onshore gas pipeline. This, in turn, is due to the extended 2003-2004 northern Australia wet season. Accordingly, the project's expected start-up is now fourth quarter 2007.

- **Thylacine - Geographe Gas Project**
  T/30P, VIC/P43 – Woodside 51.55%, Operator

  In May, the joint venture participants approved development of the A$1.1 billion Thylacine - Geographe gas project. Over the project's life, the fields are expected to supply 950 billion cubic feet of raw gas which equates to 885 petajoules of sales gas, 12.2 million barrels of condensate and 1.7 million tonnes of LPG.

  The project involves initial expenditure of A$810 million on the Thylacine gas field in Tasmanian permit T/30P. Construction remains on target to begin in the fourth quarter of 2004 and will involve a remotely operated platform, offshore and onshore pipelines and a new gas plant to be built near the Iona gas plant adjacent to Port Campbell. The Geographe field, in Victorian permit Vic/P43, will be connected to the main offshore pipeline in a later development phase.

  The project initially will produce about 60 petajoules of sales gas a year and production is scheduled to begin in mid-2006.



signed by the Governments of Australia and Timor-Leste on 6 March 2003 was ratified by the Australian Parliament on 30 March 2004. The already ratified and in force Timor Sea Treaty and related IUA are both designed to enable resource developments to proceed ahead of both countries agreeing permanent maritime borders. The agreements do not prejudice either country's border claims. Without the IUA being ratified by the Parliament of Timor-Leste by year end the Sunrise project will stall.

The Sunrise participants are working towards the selection of a single development option from the three development options under review: floating LNG, an onshore LNG facility near Darwin and an onshore LNG facility in Timor-Leste.

- **Metasource**

  During the 1H 2004, two investments in the Metasource portfolio achieved significant milestones. Ceramic Fuel Cells Limited (Metasource Pty Ltd 35%) raised A$25 million capital and was listed on the Australian Stock Exchange on 5 July 2004. Geodynamics Limited (Metasource Pty Ltd 15%) completed the injection well and granite fracturing for its "hot dry rock" geothermal project in the Cooper Basin and raised capital for the drilling of its production well, due to be completed in 2004.

Africa

- **Algeria**

  Ohanet Operations

  Woodside Energy (Algeria) Pty Ltd 15%

  The Ohanet operations are run under a Risk Service Contract with Sonatrach (Algerian National Oil Company). Under the terms of the contract, the participants receive a fixed rate of return based on product price and volume, limited to a maximum revenue entitlement.



Exploration

Australia and the Timor Sea

Woodside participated in four exploration and appraisal wells during the H1 2004. Three of these wells encountered hydrocarbons. Stybarrow-3/4 was successful, while the commerciality of the Bounty-2/3 and Eskdale-2 wells is yet to be determined.

In the Exmouth basin, Stybarrow-3 successfully appraised a 2003 oil discovery on behalf of the WA-255-P Joint Venture (WEL 50%). The well penetrated 2 metres of oil and was side-tracked updip as Stybarrow-4, where it encountered 11 metres of oil bearing reservoir. Eskdale-2 was also drilled in WA-255-P and encountered a 24 metre gas column and a 13 metre oil column with no oil-water contact penetrated. Assessment of the commerciality of this discovery is underway. The Knott-1 well in the same permit was a dry hole. An area of the adjacent WA-271-P exploration permit was excised and issued to Woodside as a production licence for the Enfield field (WA-28-L).

In the Northern Carnarvon basin, Bounty-2, in WA-191-P, encountered two modest oil columns before it was plugged back and side-tracked as Bounty-3 to appraise oil sands 500 metres to the north. Analysis is underway to assess the commercial significance of these oil accumulations.

Woodside was awarded 100% equity in gazettal blocks WA-350-P and WA-353-P in and next to the Carnarvon basin. The Company increased its interest in the WA-296-P and WA-294-P permits in the Beagle basin and took up Encana's interests in the Outer Carnarvon basin (WA-205-P) and the Great Australian Bight (EPP 28-31). Woodside withdrew from permit WA-280-P in the Bonaparte basin.

In Papua New Guinea, Woodside Petroleum (PNG) Pty Ltd indicated its intention to relinquish PPL-218. The Company still holds a 40.45% interest in PRL-10 (Uramu gas discovery) in the Gulf of Papua.



United States

Woodside Energy (USA) Inc. participated in three wells in the Gulf of Mexico during the H1 2004. Neptune-7 continued the appraisal of the Neptune oil field (Atwater Valley, Woodside 20%) encountering a net oil column of 114ft (34.7 metres). A joint study group is examining opportunities for development. Midway-1 discovered gas (Woodside 50%). Development of Midway will depend on the results of a production test which is planned for the fourth quarter of 2004.

The Kansas 2/3 well, also in the Atwater Valley area, was plugged and abandoned as a dry hole.

Woodside Energy (USA) Inc. also strengthened its acreage position in the Gulf of Mexico purchasing interests in 21 blocks at lease sales. The Company purchased 15 leases in Green Canyon with ConocoPhillips, two leases in Mississippi Canyon with Marathon Oil Company and four leases with Pioneer Natural Resources in the West Cameron, East Cameron and Vermillion areas. Woodside Energy (USA) Inc. increased its interests in Keathley Canyon blocks 286/287 and 301/302, as well as Garden Banks 935, 936, 937 and 979.

Outlook

Production Aspiration Maintained

Woodside is expecting to achieve 58 MMboe for calendar year 2004 with additional contribution from the NW Shelf Venture LNG Train 4 and higher production from the Legendre field in the second half of the year.

	Economic Entity	
	30 June 2004 $000	31 December 2003 $000
CURRENT ASSETS		
Cash assets	761,442	177,601
Receivables	559,415	260,878
Inventories	20,014	14,007
Other financial assets	50,035	73,123
Other assets	19,530	11,342
TOTAL CURRENT ASSETS	1,410,436	536,951
NON-CURRENT ASSETS		
Receivables	138,769	307,252
Inventories	11,756	18,264
Equity accounted investments	2,309	9,096
Other financial assets	120,550	106,034
Exploration & evaluation	346,584	653,518
Oil & gas properties	3,277,965	2,985,154
Other plant & equipment	119,008	137,910
Deferred tax assets	179	649
Other assets	95,704	27,471
TOTAL NON-CURRENT ASSETS	4,112,824	4,245,348
TOTAL ASSETS	5,523,260	4,782,299
CURRENT LIABILITIES		
Payables	297,664	335,783
Current tax liabilities	128,518	100,992
Provisions	56,714	55,064
Other liabilities	134,320	86,747
TOTAL CURRENT LIABILITIES	617,216	578,586
NON-CURRENT LIABILITIES		
Interest bearing liabilities	1,158,748	1,068,376
Deferred tax liabilities	492,512	455,090
Provisions	164,380	156,552
Other liabilities	98,907	90,164
TOTAL NON-CURRENT LIABILITIES	1,914,547	1,770,182
TOTAL LIABILITIES	2,531,763	2,348,768
NET ASSETS	2,991,497	2,433,531
EQUITY		
Contributed equity	706,491	706,491
Retained profits	2,285,006	1,727,040
TOTAL EQUITY	2,991,497	2,433,531

All amounts rounded and expressed in Australian dollars.

Bu

We

Australia

Perth
Woodside Pe
240 St Geo
Perth WA

Mail addre
PO Box D O
Perth WA

Tel: +61 48 4000
Fax: +61 214 2777

Da vin
N House
Level 8, 22 chell Street
Darwin N 300

Tel: +61 8 8 0 27
Fax: +61 8 8980 2

Karratha
Burrup Peninsula
Karratha WA 67

Tel: +61 8 9348
Fax: +61 8 9158

Melbourne
Level 9, 313 LaT
Melbourne VIC

Tel: +61 3 9252
Fax: +61 3 9252

national

ouston
Woodside Energy (USA) Inc.
Sage Plaza
5151 San Felipe
Houston Texas 77056 USA

Tel: +1 713 963 8490
Fax: +1 713 963 8868

London
Woodside Energy (UK) Ltd
4th Floor, 7 Albemarle Street
London WIS 4HQ UK

Tel: +1 713 963 8490
Fax: +1 713 963 8868

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